Angela Collette PSC

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

November 9,2010

Mr. Josh Reynolds

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: PDK Energy Inc

Registration Statement on Form S-1

Filed February 17, 2010

File No. 333-168661

Dear Mr. Reynolds,

Please see the answers to your comments below.

1.

We note the new disclosure in response to comment one ofour last letter. Please clarify this new disclosure. For example, please explain the phrase "complete this offering" as there is no minimum amount required to be sold in the offering. Further, please disclose your plans if you do not "complete the offering" and do not start operations. In this regard, please explain why Rule 419 does not apply to your offering. Rule 419 applies to any company offering penny stock in a registered offering if the company does not have a specific busmess plan or purpose.

We have revised our disclosure to remove the phrase “complete the offering.” We are not a 419 blank check company because we have a specific business plan.

2.

Please add a risk factor, as requested by comment one of our prior letter. The disclosure which you have provided appears to be included as part of another risk factor and is too general and unclear. Your risk factor should have a descriptive heading, followed by a few sentences explaining the risk.

Please add a risk factor at the front of this section that which address the limited and uncertain funding from the proposed offering and the limited activities which such funding will support, along with the material risks.

We have added the following risk factor as requested by comment one of the previous letter.

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

3.

We note in the last risk factor on page 11 that you believe your annual assessment of your internal controls requirement will first apply to your annual report for the 2010 fiscal year. Please explain to us why you believe you are required to first provide your assessment of your internal controls for the 2010 fiscal year, or revise the date as of which you expect to be required to provide an assessment of your internal controls over financial reporting as necessary.

We have revised our disclosure to reflect that we will be required to file our internal assessment with our first Annual Report on Form 10-K. We have delete the reference to a specific year.

Use of Proceeds, page 14

4.

. Please explain the new term "operating proceeds." Please revise your disclosure to (comply with prior comment six.

We have revised our disclosure and deleted the term “operating”.  We have indicated that none of the proceeds will be paid to management of affiliates for any purpose.

5.

Please revise your disclosure to comply with prior comment seven.

Please review our disclosure titled "Plan of Operations" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Prospectus. Please note that there can be no assurance that we will be able to raise any funds.

6.The new last paragraph under this heading does not agree with the table as almost $3,000 IS allocated to product development if 50% is sold in the offering. Please revise.

We have revised the last paragraph to reflect 25% of the offering or less.

Dilution, page 15

7.

Some of the post offering net tangible book value per share and dilution amounts do not appear correct. For example, at the 75% and 100% sales amounts, you appear to have rounded the amounts of$.002 and $.003 up to $.01 and indicate no dilution. Please recalculate all amounts in this section and revise as necessary.

8.

Please disclose the government regulations applicable to your proposed business activities. See Item 101 (h)(4)(ix) of Regulation S-K.

We do not believe that we will have regulatory matters related to the environmental impact of our business. We are primarily a marketing company and our third party manufacturers would be responsible for any environmental matters which appears to be the intent of disclosures related to Regulation S-K Item 101(h)(4)(xi).

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

Liquidity and Capital Resources, page 29

9.

We note the proceeds from your offering will satisfy your cash requirements for six months. Given that your offering is best efforts and there is no guarantee that any shares offered will be sold, please disclose the amount of proceeds necessary to satisfy your cash requirements for six months.

We have added to our disclosure that we believe $8,000 is required to satisfy our cash requirements for six months.

10.

Please explain the reference to a $250,000 offering in this section.

We have deleted the reference to the $250,000 offering

11.

We repeat prior comment 14. The milestones table which you have added to the disclosure does not appear to reconcile with the use ofproceeds section. For example, the total costs in the milestones table exceed net offering proceeds at the maximum sales amount. Also, the milestones table does not describe drink development, which appears essential to your business activities. Please revise or explain. Further, please disclose the milestones in the event you receive 100%, 75% and 50% offering proceeds. In this  regard, the use of proceeds table indicates that, at the 50% sales level, $2,940 will be allocated to drink development.

We have revised our table and disclosure to reconcile.

 Please disclose the principal steps or milestones you will take to implement your business. plan. Please explain how the nature and extent of your operations will vary depending upon the funding you receive from the offering.

We have revised our disclosure to indicate we will attempt to seek additional loans from our principal shareholder although there can be no assurances that such loans will be available and we may be forced to suspend operations.

12.

You state that you must raise $10,000 in the offering to commence any business operations. Please revise the prospectus to fully disclose your plans in the event you fail to raise $10,000.

We have revised our disclosure to indicate we will attempt to seek additional loans from our principal shareholder although there can be no assurances that such loans will be available and we may be forced to suspend operations.

Certain Relationships and Related Party Transactions, page 31

13.

Please expand your disclosure to disclose all of the principal terms of the loan from Eric Joffe, including, for example, the conversion feature, the demand payment feature and  the intrest rate increase upon event Default

We have revised our disclosure to include all of the material terms of the loan from Eric Joffe.

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

Directors, Executive Officers, Promoters And Control Persons, Page 32

14.

We have  reviewed your response to prior comment numbers 17 and 18. Please provide the beginning date of Eric Joffe's employment with Cephus Holding Corporation. Also, we note the positions held by Mr. Joffe as disclosed in Cold Gin's prospectus and his position with Barton PK, LLC. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Joffe should serve as a director, in light of the registrant's business and structure, as required by Item 401(e)(1) Regulation S-K.

We have revised our disclosure to indicate that Eric Joffe began employment with Cephas Holding Corp on August 1, 2002. Mr. Joffe has had no position with Barton PK,LLC at any time. We have revised our disclosure to indicate Mr. Joffe’s qualifications in light of Item 401(e)(1) of Regulation S-K.

15.Please comply with the last two sentences of comment number 19 from our prior letter dated September 3, 2010.

The correct name of the company is Cephas Holding Corp and our amended document reflects the correct name.

16.

We have reviewed your response to prior comment 20. Please disclose the amount offered by Cold Gin in its securities offering, the related party transactions and discuss the lack of revenues, as previously requested. Also, disclose the change in control ofthe company and the benefits received by Cold Gin's control persons in connection with the company, its operations and the change of control. In this regard, we have compared your disclosure against the information provided in Cold Gin's Exchange Act reports. In this regard, for example, we note that Mr. Joffe was a principal shareholder of Cold Gin, holding 37% ownership. Mr. Peter Klamka, another principal shareholder, sold 69% of the shares of Cold Gin for $300,000 in August 2010. Please reconcile your disclosure to the Cold Gin reports, as appropriate. Also, please disclose and quantify the transactions affecting Mr. Joffe's ownership of Cold Gin shares. Supplementally, with a view to disclosure, please tell us whether Mr. Klamka or any of his affiliates own shares in PDK Energy and, if yes, the amount of such ownership. Please tell us whether PD K Energy will conduct any business transactions with Mr. Klamka or his affiliates.

We have revised our disclosure to indicate that Cold Gin Corp completed an offering of $50,000.  There were no related party transactions and the company was unable to generate an revenue due to market conditions. Mr. Joffe sold his shares to Barton PK, LLC for $25,000 on_August 6 2010_. Mr. Peter  Klamka and/or his affiliates are not shareholders of PDK Energy at this time. No business transactions with Petr Klamka or his affiliates are planned at this time.

Report of Independent Registered Public Accounting Firm, page F-1

17.

We note your response to comment 23 of our letter dated September 3,2010 and reissued comment in part. We note the audit report opines on the period from July 19, 2010 (date of inception) through July 31, 2010; rather than from the period July 23,2010 (date of  inception). Please clarify your date of inception and have your auditor revise its report to  opine on periods presented in the financial.statements. To the extent the audit report is  revised, your auditor should revise its consent as appropriate.

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We have corrected .

We hope that this satisfies all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

//Angela Collette

Angela Collette

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762